Exhibit 99.1

PRESS RELEASE

Immatics Provides Update on IMA204 ACTengine®

Cell Therapy Program Targeting the Tumor Microenvironment

•	IMA204 ACTengine® cell therapy program directed at novel tumor target COL6A3 exon 6 prevalently expressed at high copy numbers in tumor stroma across many solid cancers

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Two affinity-enhanced TCR candidates designed using Immatics’ proprietary XCEPTOR™ platform demonstrates high specificity and potency; one of the candidates shows full functionality also in CD4+ T cells without requirement for a CD8 co-receptor

•	Submission of IND application to FDA for IMA204 remains on track for 2021

Tuebingen, Germany and Houston, Texas, September 10, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today provided an update on its fourth ACTengine® cell therapy program, IMA204. IMA204 is designed to address a novel target, COL6A3 exon 6, which is highly expressed in the stroma of a large number of solid tumors.

Immatics will discuss the IMA204 preclinical data at the Hanson Wade CAR-TCR Digital Week on September 14th.

Preclinical data highlights:

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Exon 6 of the protein COL6A3 is predominantly expressed in the tumor stroma of multiple solid cancers including pancreatic cancer, breast cancer, gastric cancer, sarcoma, esophageal cancer, non-small cell lung cancer, squamous head & neck cancer, colorectal cancer, mesothelioma, ovarian cancer and others with prevalence estimates in these cancer types in the range of 40-80%.

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The tumor stroma target of IMA204 is an HLA-A*02-associated peptide derived from COL6A3 exon 6 with high copy numbers per cell identified by Immatics’ proprietary mass spectrometry platform, XPRESIDENT®.

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Over 90 different wild-type TCRs to this peptide were systematically evaluated using Immatics’ platform, XCEPTOR™. After TCR characterization, engineering and validation, two affinity-enhanced TCR candidates were selected.

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Both TCR candidates demonstrated promising preclinical properties including high avidity (sub-nanomolar EC50) and specificity towards target-positive tumor cells based on XPRESIDENT®-guided screening for off-target toxicity and cross-reactivity.

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In additional preclinical studies done in close collaboration with Jim Riley, Professor of Microbiology at the University of Pennsylvania, both product candidates showed tumor eradication in vitro and in vivo at physiological target expression levels.

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One of the two TCR candidates showed full CD8-independent target recognition and engaged both CD8+ and CD4+ T cells without the need for CD8 co-transduction. Based on recent studies Immatics believes that the additional activation of CD4+ T cells is potentially favorable for induction and maintenance of anti-tumor responses against solid cancers.

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After completion of ongoing final evaluation of the target and both TCR candidates, Immatics expects to submit an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) for the IMA204 program in 2021.

Steffen Walter, Ph.D., Chief Technology Officer at Immatics, commented: “Solid tumors develop a complex microenvironment where the tumor stroma plays a crucial role in tumor initiation, progression and metastasis by providing a protective defense layer against the body’s immune system. Taking apart the tumor’s defense network with novel and highly potent TCRs directed against the tumor stroma presents a promising opportunity to address hard to treat solid cancers.”

About Immatics’ IMA204 Program

Immatics’ fourth ACTengine® IMA204 program targets the tumor stroma and is designed to disrupt the tumor microenvironment. The rigid stroma and the immunosuppressive microenvironment of solid tumors pose a significant challenge for T cell accessibility and activity and targeting this compartment could provide a novel approach for many solid tumors. Immatics has selected two product candidates for its IMA204 program following the initial discovery of a novel stroma-associated peptide-HLA complex target using Immatics’ proprietary XPRESIDENT® platform and the design of the right affinity-enhanced TCRs using its XCEPTOR™ platform. The target is present in high copy numbers in the tumor stroma and is part of the COL6A3 exon 6 protein, an extracellular matrix component that is expressed predominantly by tumor stroma cells but to a far lower extent in a few healthy tissues.

About Immatics’ ACT Programs

Immatics’ clinical product class ACTengine® is a personalized approach for patients with advanced solid cancers. The patient’s own T cells are genetically modified to express a novel proprietary TCR against the cancer target that is then infused back into the patient. ACTengine® programs IMA201, IMA202 and IMA203 are already in clinical studies for solid tumor indications,

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both in the US and in Germany. Immatics’ latest proprietary ACTengine® manufacturing processes are designed to generate cell product candidates within a six day manufacturing window and to deliver highly proliferative T cells, with the capability to infiltrate the patient’s tumor and function in a challenging solid tumor microenvironment. The process is designed to rapidly produce younger, better-persisting T cells capable of “serial” killing tumor cells in vitro. Immatics is further advancing the ACT concept beyond individualized manufacturing with its product class ACTallo® which is being developed to generate “off-the-shelf” cellular therapies.

More information on the clinical trials can be found at the following links: https://immatics.com/clinical-programs/ and https://clinicaltrials.gov/.

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Notes to Editors

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New

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risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

For Media Inquiries	Investor Relations Contact
Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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